Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

KOKOMO ENTERPRISES INC.

Suite 1000, 1177 West Hastings St.

Vancouver, British Columbia  V6E 2K3

(the “Company” or “Kokomo”)

2.

Date of Material Changes

May 18 and 19, 2011

3.

News Releases

The News Release dated May 18, 2011 was issued and disseminated via Marketwire and filed on Sedar pursuant to section 7.1 of National Instrument 51-102.

The News Release dated May 19, 2011 was issued and disseminated via Vancouver Stockwatch and Bay Street News (Market News Publishing) and filed on SEDAR pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Changes

On May 18, 2011 the Company announced that it has entered into a binding Letter of Intent (“LOI”) with Arqueana de Minerios E Metais Ltda. (“Arqueana”) and its shareholders (“Arqueana Group”) in respect to Arqueana’s Mineral Concessions and Arqueana’s Real Estate (“Arqueana’s Assets”).  Pursuant to the LOI, the parties have agreed to enter into a Definitive Property Option Agreement (the “DPOA”) within a period of 45 business days whereby the Company shall have the right to acquire up to a 75% right, title and interest in Arqueana’s Assets by making staged cash payments totalling Canadian $800,000, issuing a total number of 7,000,000 common shares of the Company and incurring property related expenditures totalling Cdn $8,000,000 over a period of 3 years.  Should the Company elect to acquire a 75% right, title and interest in Arqueana’s Assets, then subsequently, the Company, subject to certain terms and conditions, may have to issue an additional 3,000,000 common shares and may have to make additional payments of Canadian $1,000,000.

On May 19, 2011 the Company announced that it will enter into non-brokered Private Placement Financing Agreements with investors (the “Subscribers”) whereby the Subscribers will purchase up to 2,000,000 Units of the securities of the Company at the price of $0.15 per Unit for total proceeds to the Company of up to $300,000.

5.

Full Description of Material Changes

Please see attached News Release dated May 18, 2011 attached as Schedule “A”.

Please see attached News Release dated May 19, 2011 attached as Schedule “B”.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

51-102F3

Kokomo Enterprises Inc.

May 18 and 19, 2011

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519 ext. 6106.

9.

 Date of Report

This report is dated the 26th day of May, 2011.

51-102F3

Kokomo Enterprises Inc.

May 18 and 19, 2011

Schedule “A”

KOKOMO ENTERPRISES INC.

NEWS RELEASE

Symbols: KKO - CNSX

                 KKOEF - OTC Bulletin Board

Kokomo executes LOI to acquire up to 75% of Arqueana’s

Lithium/Niobium/Tantalum/Tin Mining Project in Brazil

Vancouver, BC, May 18, 2011.  Kokomo Enterprises Inc. (the “Company” or “Kokomo”) is pleased to announce that it has entered into a binding Letter of Intent (“LOI”) with Arqueana de Minerios E Metais Ltda. (“Arqueana”) and its shareholders (“Arqueana Group”) in respect to Arqueana’s Mineral Concessions and Arqueana’s Real Estate (“Arqueana’s Assets”).  Pursuant to the LOI, the parties have agreed to enter into a Definitive Property Option Agreement (the “DPOA”) within a period of 45 business days whereby the Company shall have the right to acquire up to a 75% right, title and interest in Arqueana’s Assets by making staged cash payments totalling Canadian $800,000, issuing a total number of 7,000,000 common shares of the Company and incurring property related expenditures totalling Cdn $8,000,000 over a period of 3 years.  Should the Company elect to acquire a 75% interest in Arqueana’s Assets, then after 6 months from such acquisition, a Bankable Technical Report compliant with NI 43-101 shall be prepared by an independent Qualified Person acceptable to the Canadian Regulatory Authorities (the “Bankable Report”).  If the Bankable Report concludes that the project shall support a mining/milling/processing operation of not less than 2,000 tonnes of Run of Mine Ore per day for a minimum period of 15 years with a minimum IRR of 38%, then the Company shall make a bonus payment of Canadian $500,000 and shall issue 1,500,000 Kokomo common shares to the Arqueana Group (the “Initial Bonus”), and if the Bankable Report concludes the existence of reserves of at least 50% of the reserves that have been represented to the Company by the Arqueana Group, then the Company shall make a bonus payment of Canadian $500,000 and shall issue 1,500,000 common shares of the Company to the Arqueana Group (the “Subsequent Bonus Payment”).

The DPOA shall contain such other terms and conditions as are customary in transactions of this nature.  There shall be a finder’s fee in the form of 1,000,000 common shares of the Company payable to an arm’s length third party.  The DPOA shall be subject to the approval of the CNSX and, if required by the CNSX, the approval of the shareholders of the Company.

Arqueana’s Assets consist of 29 mineral claims covering an area of approximately 18,573 hectares, and certain buildings and surface rights covering an area of approximately 1,319 hectares which are located in Itinga and Aracuai in the State of Minas Gerais in Brazil.  The headquarters of Arqueana is in Itinga.  Arqueana currently conducts small scale artisanal mining activities on or around Itinga and Aracuai.  Presently, the production from Arqueana’s limited small scale mining operations are being sold domestically in Brazil, and are also exported to the Netherlands, South Korea and China.

51-102F3

Kokomo Enterprises Inc.

May 18 and 19, 2011

News Release – May 18, 2011

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.kokomoenterprises.ca or the CNSX’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

Kokomo Enterprises Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Statements in this news release which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as the completion of the contemplated Transaction.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties such as the risk that the closing of the contemplated Transaction may not occur for any reason.

Trading in the securities of the Company should be considered speculative.

51-102F3

Kokomo Enterprises Inc.

May 18 and 19, 2011

Schedule “B”

KOKOMO ENTERPRISES INC.

NEWS RELEASE

Date: May 19, 2011

Symbols: KKO - CNSX

                KKOEF - OTC Bulletin Board

Kokomo announces Non-Brokered Private Placement

Kokomo Enterprises Inc. (the “Company” or “Kokomo”) wishes to announce that it will enter into non-brokered Private Placement Financing Agreements with investors (the “Subscribers”) whereby the Subscribers will purchase up to 2,000,000 Units of the securities of the Company at the price of $0.15 per Unit for total proceeds to the Company of up to $300,000.  Each Unit shall consist of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.20 per common share for a period of one year from Closing.  There will be 10% finder’s fee payable in cash in respect to this transaction.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.kokomoenterprises.ca or the CNSX’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

Kokomo Enterprises Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

51-102F3

Kokomo Enterprises Inc.

May 18 and 19, 2011